Exhibit (a)(3)

March 1, 2000

TO:           UNIT HOLDERS OF BRUNNER COMPANIES INCOME PROPERTIES L.P. I

SUBJECT:      OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MP FALCON FUND, LLC; MP VALUE FUND 6, LLC; PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; and MORAGA FUND 1, LLC (collectively the "Purchasers") are offering to purchase up to 220,800 Class A Units of limited partnership interest (the "Units") in BRUNNER COMPANIES INCOME PROPERTIES L.P. I, a Delaware limited partnership(the "Partnership") at a purchase price equal to:

                                 $1.25 per Unit

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in BRUNNER COMPANIES INCOME PROPERTIES L.P. I without the usual transaction costs associated with market sales or partnership transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the gray form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) March 31, 2000